10029183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Farm Bureau Fund Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Livingston Lane
(No. and Street)

Jackson (City) MS (State) 39213 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laurence E. Favreau (601) 981-7422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

188 East Capitol Street (Address) Jackson (City) MS (State) 39201 (Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence E. Favreau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Farm Bureau Fund Distributor, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN S. HOLLAND NOTARY PUBLIC MADISON COUNTY, MS

Signature

President & Treasurer

Title

Notary Public

Notary Public State of Mississippi At Large
My Commission Expires: June 7, 2010
Bonded Thru Heiden, Brooks & Garland, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

Internal Control

December 31, 2009

KPMG

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201-2127

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.:

In planning and performing our audit of the financial statements of Southern Farm Bureau Fund Distributor, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

(ii) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

KPMG LLP

February 22, 2010

KPMG

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of
Southern Farm Bureau Life Insurance Company)

Financial Statements and Schedules

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

[redacted]

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201-2127

Report of Independent Registered Public Accounting Firm

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.:

We have audited the accompanying statements of financial condition of Southern Farm Bureau Fund Distributor, Inc. (a wholly owned subsidiary of Southern Farm Bureau Life Insurance Company) (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Farm Bureau Fund Distributor, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 (a) to the financial statements, the Company has filed a notice of withdrawal from registration as a broker or dealer with the Securities and Exchange Commission that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1 (a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2010

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of
Southern Farm Bureau Life Insurance Company)

Statements of Financial Condition

December 31, 2009 and 2008

Assets		**2009**	**2008**
Cash and cash equivalents	$	260,350	395,721
Commissions receivable from parent company (note 2)		16,113	8,272
Income taxes receivable from parent company (note 2)		32,319	—
Prepaid expenses		1,016	1,083
	$	309,798	405,076
Liabilities and Stockholder's Equity			
Liabilities:			
Due to parent company (note 2)	$	7,135	33,559
Income taxes payable to parent company		—	11,447
Total liabilities		7,135	45,006
Stockholder's equity (note 3):			
Common stock of $25 par value. Authorized 1,000 shares; issued 600 shares		15,000	15,000
Additional paid-in capital		85,000	85,000
Retained earnings		202,663	260,070
Total stockholder's equity		302,663	360,070
	$	309,798	405,076

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of
Southern Farm Bureau Life Insurance Company)

Statements of Operations

Years ended December 31, 2009 and 2008

		2009	2008
Income:			
Commissions from parent company, net (note 2)	$	137,876	164,236
Late fees from salespersons		13,021	25,830
Interest		463	4,693
		151,360	194,759
Selling, general and administrative expenses (note 2)		241,086	163,754
Income (loss) before income taxes		(89,726)	31,005
Income tax expense (benefit) (note 5)		(32,319)	11,763
Net income (loss)	$	(57,407)	19,242

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of
Southern Farm Bureau Life Insurance Company)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2009 and 2008

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2007	$	15,000	85,000	240,828	340,828
Net income		—	—	19,242	19,242
Balance at December 31, 2008		15,000	85,000	260,070	360,070
Net loss		—	—	(57,407)	(57,407)
Balance at December 31, 2009	$	15,000	85,000	202,663	302,663

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of
Southern Farm Bureau Life Insurance Company)

Statements of Cash Flows

Years ended December 31, 2009 and 2008

		2009	2008
Reconciliation of net income (loss) to net cash (used in) provided by operating activities:			
Net income (loss)	$	(57,407)	19,242
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Deferred tax expense		—	316
Changes in assets and liabilities:			
Commissions receivable from parent company and prepaid expenses		(7,774)	14,962
Income taxes payable/receivable to/from parent company		(43,766)	(43,185)
Due to parent company		(26,424)	33,559
Net cash (used in) provided by operating activities		(135,371)	24,894
Cash and cash equivalents at beginning of year		395,721	370,827
Cash and cash equivalents at end of year	$	260,350	395,721
Supplementary cash flows disclosure:			
Income tax payments (paid to parent)	$	11,447	54,632

See accompanying notes to financial statements.

(1) Organization, Business and Summary of Significant Accounting Policies

(a) Organization and Business

Southern Farm Bureau Fund Distributor, Inc. (the Company) was organized for the purpose of engaging in the buying, selling, and dealing in or with various securities or any interest therein. The Company is a wholly owned subsidiary of Southern Farm Bureau Life Insurance Company. Through December 31, 2009, the Company acted as a broker and dealer of variable life and annuity products offered by Southern Farm Bureau Life Insurance Company and was a member of the Financial Industry Regulatory Authority (FINRA).

On December 21, 2009, the Company filed a notice of withdrawal from registration as a broker or dealer, and as a member of FINRA, on Form BDW pursuant to Section 15(b) of the Securities Exchange Act of 1934. The notice to withdraw became effective on February 19, 2010, the date the termination was accepted by the Securities and Exchange Commission (SEC). Subsequent to the effective date of the notice to withdraw, the sole shareholder of the Company, Southern Farm Bureau Life Insurance Company, intends to liquidate and dissolve the Company as a Mississippi corporation.

(b) Commissions and Late Fees

Commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. Commission revenues and associated receivables are recognized on a net basis by the Company consistent with an underwriting agreement entered into between the Company and its parent in October 1999, as amended. Late fees from salespersons are recognized as earned.

(c) Income Taxes

The Company's results of operations are included in the consolidated federal income tax return filed by the Company's parent and its subsidiaries. Taxes are allocated to each subsidiary member of the consolidated group at the maximum federal statutory rate for each subsidiary's income or loss.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10-5, related to uncertainty in income taxes. ASC 740-10-5 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The Company currently has no uncertain tax

positions. With limited exception, the Company is no longer subject to U.S. federal, state, and local audits by tax authorities for 2003 and earlier tax years.

(d) ***Cash and Cash Equivalents***

For financial reporting purposes, cash and money market mutual funds are considered to be cash and cash equivalents.

(e) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) ***Recent Accounting Pronouncements***

Accounting Changes

In June 2009, FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162*. This statement modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB ASC, also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. FASB ASC 105-10, *Generally Accepted Accounting Principles*, became applicable beginning in 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references, except for SFAS references that have not been integrated into the Codification. GAAP was not changed as a result of the FASB's codification project, but the Codification project changes the way the guidance is organized and presented. As a result, these changes have a significant impact on how we reference GAAP in our financial statements and in our accounting policies for financial statements issued.

In May 2009, the FASB issued ASC 855, *Subsequent Events*. This Statement is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date that is, whether that date represents the date the financial statements were issued or were available to be

issued. The Company's adoption of ASC 855 did not impact the Company's financial statements. The Company evaluated all events or transactions that occurred after December 31, 2009, through the date the Company issued these financials. During this period the Company did not have any material recognizable subsequent events that required recognition in our disclosures to the December 31, 2009 financial statements. These financial statements include the adoption of ASC 855.

(2) Related-Party Transactions

Certain operating expenses incurred by the Company are reimbursed by the Company's parent and certain professional expenses are paid by the Company's parent and allocated to the Company. Additionally, commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. At December 31, 2009, the Company had a net receivable from its parent for $41,297 and at December 31, 2008, the Company had a net liability to its parent for $36,734.

(3) Net Capital Requirements

In accordance with regulations of the SEC, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2009 and 2008, the Company's net capital exceeded required capital by $123,048 and $328,666, respectively. The ratio of aggregate indebtedness to net capital was 7.6 to 1 at December 31, 2009 and 0.8 to 1 at December 31, 2008.

(4) Subordinated Debt

The Company had no subordinated debt at December 31, 2009 or 2008 or at any time during the years then ended.

(5) Income Taxes

The current and deferred components of income tax expense (benefit) for the years ended December 31, 2009 and 2008 follow:

		2009	2008
Current:			
Federal	$	(31,404)	10,532
State		(915)	915
		(32,319)	11,447
Deferred:			
Federal		—	(170)
State		—	486
		—	316
Income tax expense (benefit)	$	(32,319)	11,763

The differences between the income tax expense (benefit) shown on the statements of operations and the amounts computed by applying the federal income tax rate of 35% in 2009 and 2008 to income (loss) before income taxes follow:

		2009	2008
Expected income tax expense (benefit)	$	(31,404)	10,852
State income taxes, net of federal taxes		(595)	911
Other		(320)	—
Income tax expense (benefit)	$	(32,319)	11,763

At December 31, 2009 and 2008, the Company had net operating loss carryforwards in the state of Mississippi of $68,432, which expire in 2029 and $0, respectively. The Company fully utilized the net operating loss carryforwards generated prior to 2008 in 2008; therefore, there were no deferred tax assets at December 31, 2008. At December 31, 2009, the Company had tax benefits of $3,421 arising from net operating loss carryforwards for state income taxes. The Company has provided a valuation allowance of $3,421 to fully offset the net operating loss carryforwards. Management believes that such benefits will not be realized because the ultimate realization of such carryforwards is dependent upon the Company's generation of future taxable income during the carryforward periods. The change in valuation allowance for the year ended December 31, 2009 and 2008 was an increase of $3,421 and $0, respectively.

(Continued)

(6) Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17A-5 statement of financial condition and the audited statement of financial condition as of December 31, 2009:

	Balance per unaudited Form X-17A-5	Reclassifying entries Debit	Reclassifying entries Credit	Balance per audited statement of financial condition
Assets:				
Cash and cash equivalents	$ 260,350	—	—	260,350
Commissions receivable from parent company	—	16,113	—	16,113
Income taxes receivable from parent company	—	32,319	—	32,319
Prepaid expenses	1,016	—	—	1,016
Receivables from non-customer	1,930,385	—	1,930,385	—
Total assets	$ 2,191,751	48,432	1,930,385	309,798
Liabilities and stockholder's equity:				
Due to parent company	$ —	—	7,135	7,135
Income taxes payable to parent company	—	—	—	—
Accounts payable, accrued expenses and other	1,889,088	1,889,088	—	—
Total liabilities	1,889,088	1,889,088	7,135	7,135
Common stock	15,000	—	—	15,000
Additional paid-in capital	85,000	—	—	85,000
Retained earnings	202,663	—	—	202,663
Total stockholder's equity	302,663	—	—	302,663
Total liabilities and stockholder's equity	$ 2,191,751	1,889,088	7,135	309,798

Schedule 1

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of
Southern Farm Bureau Life Insurance Company)

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2009

Net capital:				
Stockholder's equity			$	302,663
Less nonallowable assets:				
Prepaid expenses	$	1,016		
Commissions receivable		16,113		
Income taxes receivable		32,319		
				49,448
Less haircuts – money market mutual funds				4,165
Net capital			$	249,050
Net capital requirement			$	126,002
Net capital in excess of required amount				123,048
Net capital			$	249,050
Aggregate indebtedness (includes $1,881,953 of commissions payable to parent)			$	1,889,088
Ratio of aggregate indebtedness to net capital				7.6 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 above and the computation included in the corresponding unaudited FOCUS Report, Form X-17A-5, Part II for December 31, 2009, as filed by the Company on January 22, 2010.

See accompanying report of independent registered public accounting firm.

Schedule 2

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of
Southern Farm Bureau Life Insurance Company)

Computation for Determination of Reserve
Requirements Under Rule 15c3-3

December 31, 2009

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies, and the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

During the year ended December 31, 2009, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(l) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of
Southern Farm Bureau Life Insurance Company)

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2009

	Market value	**Number of items**
Information for possession or control requirements:		
Customers' fully paid and excess-margin securities not in the Company's possession or control as of December 31, 2009 for which instructions to reduce to possession or control had been issued as of December 31, 2009 but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company.	None	None

See accompanying report of independent registered public accounting firm.